Exhibit 99.1

For Immediate Release For Details Contact:		Corporate Headquarters 40W267 Keslinger Road PO Box 393 LaFox, IL 60147-0393 USA Phone: (630) 208-2200 Fax: (630) 208-2550
Edward J. Richardson Chairman and CEO Phone: (630) 208-2340 E-mail: info@rell.com	Kathleen S. Dvorak EVP & CFO (630) 208-2208

RICHARDSON ELECTRONICS REPORTS FIRST QUARTER FISCAL 2013

RESULTS AND DECLARES CASH DIVIDEND

LaFox, IL, October 10, 2012: Richardson Electronics, Ltd. (NASDAQ: RELL) today reported sales and earnings for its first quarter ended September 1, 2012. The Company also announced that its Board of Directors declared a $0.06 per share quarterly cash dividend.

Net sales for the first quarter of Fiscal 2013 were $35.7 million, down 14.1% from net sales of $41.5 million during the first quarter of last year. Gross profit for the first quarter of Fiscal 2013 was $10.6 million, or 29.9% of net sales, compared to $12.7 million, or 30.6% of net sales, during the first quarter of Fiscal 2012. Operating income during the first quarter of Fiscal 2013 was $0.5 million, or 1.4% of net sales, compared to operating income of $2.0 million, or 4.8% of net sales, during the first quarter of last year. Income from continuing operations for the first quarter of Fiscal 2013 was $0.7 million, or $0.05 per diluted common share, compared to income from continuing operations of $1.0 million, or $0.06 per diluted common share during the first quarter of last year.

“Global economic conditions continued to weaken as we progressed through the first quarter contributing to the decline in our overall sales volume. However, backlog is improving within both our EDG and Canvys businesses. EDG continues to strengthen its service capabilities which will drive incremental end user sales of both laser and industrial tubes. In addition, we remain optimistic that healthcare reform and our continued focus on custom solutions for OEMs will provide new display opportunities for Canvys,” said Edward J. Richardson, Chairman, Chief Executive Officer and President.

“We believe our second quarter sales should be in the range of $36 to $38 million. We remain focused on building our business to achieve sustainable growth over the long term,” said Mr. Richardson.

FINANCIAL SUMMARY — THREE MONTHS ENDED SEPTEMBER 1, 2012

•	Net sales for the first quarter of fiscal 2013 were $35.7 million, down 14.1%, compared to net sales of $41.5 million during the first quarter of last year.

•	Gross margin as a percentage of net sales decreased to 29.9% during the first quarter of fiscal 2013 compared to 30.6% during the first quarter of last year.

•	SG&A expenses during the first quarter of fiscal 2013 were $10.1 million, or 28.5% of net sales, compared to $10.8 million, or 25.9% of net sales, during the first quarter of last year.

•

Operating income during the first quarter of fiscal 2013 was $0.5 million, or 1.4% of net sales, compared to operating income of $2.0 million, or 4.8% of net sales, during the first quarter of last year.

•

Income from continuing operations during the first quarter of fiscal 2013 was $0.7 million, or $0.05 per diluted common share, compared to income from continuing operations of $1.0 million, or $0.06 per diluted common share, during the first quarter of last year.

•

Loss from discontinued operations, net of tax, was $0.1 million, during the first quarter of fiscal 2013 compared to income from discontinued operations, net of tax, of $2.6 million, or $0.15 per diluted common share, during the first quarter of last year.

•

Net income during the first quarter of fiscal 2013 was $0.6 million, or $0.04 per diluted common share, compared to net income of $3.6 million, or $0.21 per diluted common share, during the first quarter of last year.

CASH USED FOR SHARE REPURCHASES

“Cash and investments at the end of our first quarter were $150.9 million. We used $5.6 million to repurchase 0.5 million shares during the first quarter. As of today, we have repurchased a total of 3.2 million shares for $40.1 million under our share repurchase authorization and currently have $34.9 million remaining. With our strong balance sheet, we are committed to returning value to our shareholders through a combination of cash dividends, share repurchases, and strategic acquisitions,” said Mr. Richardson.

Share repurchases may be made on the open market or in privately negotiated transactions, subject to market conditions and trading restrictions. This authorization has no expiration and may be cancelled at any time.

CASH DIVIDEND

The Company also announced today that its Board of Directors declared a $0.06 dividend per share to all holders of common stock and a $0.054 cash dividend per share to all holders of Class B common stock. The dividend will be payable on November 27, 2012, to all common stockholders of record on November 13, 2012. The Company currently has 12,512,927 million outstanding shares of common stock and 2,889,882 outstanding shares of Class B common stock.

CONFERENCE CALL INFORMATION

On Thursday, October 11, 2012, at 9:00 a.m. CT, Edward J. Richardson, Chairman and Chief Executive Officer, and Kathleen S. Dvorak, Chief Financial Officer, will host a conference call to discuss the Company’s first quarter results for Fiscal 2013. A question and answer session will be included as part of the call’s agenda. To listen to the call, please dial 888-339-2688 and enter passcode 95966127 approximately five minutes prior to the start of the call. A replay of the call will be available beginning at 11:00 a.m. CT on October 11, 2012, for seven days. The telephone numbers for the replay are (USA) 888-286-8010 and (International) 617-801-6888; access code 51866673.

FORWARD-LOOKING STATEMENTS

This release includes certain “forward-looking” statements as defined by the Securities and Exchange Commission. Statements in this press release regarding the Company’s business which are not historical facts represent “forward-looking” statements that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statements, see Item 1A, “Risk Factors” in the Company’s Annual Report on Form 10-K filed on July 27, 2012, and in the Company’s Proxy Statement on Schedule 14A filed on August 30, 2012. The Company assumes no responsibility to update the forward-looking statements in this release as a result of new information, future events, or otherwise.

ABOUT RICHARDSON ELECTRONICS, LTD.

Richardson Electronics, Ltd. is a leading global provider of engineered solutions, power grid and microwave tubes and related consumables, and customized display solutions serving customers in the alternative energy, aviation, broadcast, communications, industrial, marine, medical, military, scientific and semiconductor markets. The Company’s strategy is to provide specialized technical expertise and “engineered solutions” based on our core engineering and manufacturing capabilities. The Company provides solutions and adds value through design-in support, systems integration, prototype design and manufacturing, testing, logistics, and aftermarket technical service and repair. More information is available online at www.rell.com.

Richardson Electronics common stock trades on the NASDAQ Global Select Market under the ticker symbol RELL.

Richardson Electronics, Ltd.

Consolidated Balance Sheets

(in thousands, except per share amounts)

	Unaudited	Audited
	September 1, 2012	June 2, 2012
Assets
Current assets:
Cash and cash equivalents	$41,238	$43,893
Accounts receivable, less allowance of $1,085 and $1,058	20,537	19,727
Inventories	35,437	34,675
Prepaid expenses and other assets	1,453	806
Deferred income taxes	2,041	2,095
Income tax receivable	6,417	6,572
Investments — current	98,714	105,009
Discontinued operations — assets	358	514

Total current assets	206,195	213,291

Non-current assets:
Property, plant and equipment, net	4,201	4,375
Goodwill	1,337	1,261
Other intangibles	278	355
Non-current deferred income taxes	1,448	1,458
Investments — non-current	10,975	10,683

Total non-current assets	18,239	18,132

Total assets	$224,434	$231,423

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$11,192	$12,611
Accrued liabilities	8,521	8,466
Discontinued operations — liabilities	178	253

Total current liabilities	19,891	21,330

Non-current liabilities:
Long-term income tax liabilities	6,943	7,306
Other non-current liabilities	1,290	1,213
Discontinued operations — non-current liabilities	1,380	1,361

Total non-current liabilities	9,613	9,880

Total liabilities	29,504	31,210

Commitments and contingencies	—	—
Stockholders’ equity
Common stock, $0.05 par value; issued 12,651 shares at September 1, 2012, and 13,074 shares at June 2, 2012	633	654
Class B common stock, convertible, $0.05 par value; issued 2,890 shares at September 1, 2012 and 2,920 shares at June 2, 2012	144	146
Preferred stock, $1.00 par value, no shares issued	—	—
Additional paid-in-capital	82,912	88,217
Common stock in treasury, at cost, 25 shares at September 1, 2012, and 18 shares at June 2, 2012	(305)	(216)
Retained earnings	103,872	104,139
Accumulated other comprehensive income	7,674	7,273

Total stockholders’ equity	194,930	200,213

Total liabilities and stockholders’ equity	$224,434	$231,423

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Comprehensive Income

(in thousands, except per share amounts)

	Three Months Ended
	September 1, 2012	September 3, 2011
Net sales	$35,650	$41,511
Cost of sales	25,004	28,809

Gross profit	10,646	12,702
Selling, general, and administrative expenses	10,149	10,772
Gain on disposal of assets	(4)	(70)

Operating income	501	2,000

Other (income) expense:
Investment/interest income	(383)	(364)
Foreign exchange (gain) loss	(37)	781
Other, net	(23)	(21)

Total other (income) expense	(443)	396

Income from continuing operations before income taxes	944	1,604
Income tax provision	210	575

Income from continuing operations	734	1,029
Income (loss) from discontinued operations, net of tax	(87)	2,602

Net income	647	3,631

Foreign currency translation gain, net of tax	400	1,368
Fair value adjustments on investments	1	(48)

Comprehensive income	$1,048	$4,951

Net income per Common share — Basic:
Income from continuing operations	$0.05	$0.06
Income (loss) from discontinued operations	(0.01)	0.15

Total net income per Common share — Basic:	$0.04	$0.21

Net income per Class B common share — Basic:
Income from continuing operations	$0.04	$0.05
Income from discontinued operations	—	0.14

Total net income per Class B common share — Basic:	$0.04	$0.19

Net income per Common share — Diluted:
Income from continuing operations	$0.05	$0.06
Income (loss) from discontinued operations	(0.01)	0.15

Total net income per Common share — Diluted:	$0.04	$0.21

Net income per Class B common share — Diluted:
Income from continuing operations	$0.04	$0.05
Income from discontinued operations	—	0.14

Total net income per Class B common share — Diluted:	$0.04	$0.19

Weighted average number of shares:
Common shares — Basic	12,772	14,343

Class B common shares — Basic	2,913	2,952

Common shares — Diluted	15,787	17,469

Class B common shares — Diluted	2,913	2,952

Dividends per common share	$0.060	$0.050

Dividends per Class B common share	$0.054	$0.045

Richardson Electronics, Ltd.

Unaudited Consolidated Statements of Cash Flows

(in thousands)

	Three Months Ended
	September 1, 2012	September 3, 2011
Operating activities:
Net income	$647	$3,631
Adjustments to reconcile net income to cash provided by (used in) operating activities:
Depreciation and amortization	299	284
Gain on sale of investments	(20)	(10)
Gain on disposal of assets	(4)	(70)
Stock compensation expense	124	155
Deferred income taxes	(1)	5,329
Accounts receivable	(646)	(225)
Income tax receivable	155	(8,270)
Inventories	(550)	(3,614)
Prepaid expenses and other assets	(622)	2,795
Accounts payable	(1,430)	(2,581)
Accrued liabilities	(1,006)	(33,636)
Long-term income tax liabilities	(321)	(11,411)
Other	42	4

Net cash used in operating activities	(3,333)	(47,619)

Investing activities:
Capital expenditures	(79)	(74)
Proceeds from sale of assets	4	16
Proceeds from maturity of investments	57,747	137,534
Purchases of investments	(51,725)	(216,285)
Proceeds from sales of available-for-sale securities	54	63
Purchases of available-for-sale securities	(54)	(63)
Other	1	48

Net cash provided by (used in) investing activities	5,948	(78,761)

Financing activities:
Repurchase of common stock	(5,552)	(7,691)
Proceeds from issuance of common stock	11	87
Cash dividends paid	—	(846)
Other	—	7

Net cash used in financing activities	(5,541)	(8,443)

Effect of exchange rate changes on cash and cash equivalents	271	1,084

Decrease in cash and cash equivalents	(2,655)	(133,739)
Cash and cash equivalents at beginning of period	43,893	170,975

Cash and cash equivalents at end of period	$41,238	$37,236

Richardson Electronics, Ltd.

Net Sales and Gross Profit

For the First Quarter of Fiscal 2013 and Fiscal 2012

(in thousands)

By Strategic Business Unit:

Net Sales	FY 2013	FY 2012	% Change
First Quarter
EDG	$25,627	$30,729	(16.6%)
Canvys	10,023	10,782	(7.0%)

Total	$35,650	$41,511	(14.1%)

Gross Profit	FY 2013	% of Net Sales	FY 2012	% of Net Sales
First Quarter
EDG	$8,000	31.2%	$9,671	31.5%
Canvys	2,646	26.4%	3,031	28.1%

Total	$10,646	29.9%	$12,702	30.6%